Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

                                                                    May 13, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: OmniCorder Technologies, Inc. - Amendment No. 1 to Registration Statement on Form SB-2 filed January 27, 2005 (No. 333-122328) for Registration of Subscription Rights and Shares of Series B Convertible Preferred Stock and Common Stock

Ladies and Gentlemen:

         On behalf of OmniCorder Technologies, Inc., a Delaware corporation ("OmniCorder"), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to Registration Statement on Form SB-2 for the registration of (i) subscription rights to purchase shares of OmniCorder's series B convertible preferred stock, (ii) shares of OmniCorder's series B convertible preferred stock, and (iii) shares of OmniCorder's common stock, including one complete copy of the exhibits listed as filed therewith ("Amendment No. 1"), which has been marked to reflect the changes effected in the Registration Statement by Amendment No. 1 thereto.

         OmniCorder has previously transmitted to Mellon Bank (account No. 9108739) a wire transfer in the amount of $1,044.92 in payment of the registration fee, and has transmitted an extra $418.59 in payment of additional registration fees.

         Amendment No. 1 reflects the following changes in the securities to be offered and the terms of the offering:

                  (a) the securities to be offered are series B convertible preferred stock (the "Series B Preferred") rather than series A convertible preferred stock (the "Series A Preferred"), reflected in the original filing of the Registration Statement. The price per share of the Series B Preferred has been reduced to $.88 per share and converts on a one-for-one basis (without additional payment) into shares of common stock; the securities reflected in the original filing of the Registration Statement were priced at $1.00 per share and converted at a $1.10 conversion ratio. The Registration Statement, as amended by Amendment No. 1, covers subscription rights to purchase 3,977,273 shares of Series B Preferred.

                  (b) the option to extend the expiration time of the offering has been eliminated.

                  (c) No third parties will be offered subscription rights in the offering.

         In addition to reflecting these changes in the terms of the offering and the securities to be offered, Amendment No. 1 includes OmniCorder's audited financial statements for the year ended December 31, 2004, and responds to the comments received from the staff of the Commission by letter, dated February 17, 2005, with respect to the Registration Statement, as discussed below. We have also indicated, as appropriate, where the changes in the terms of the offering and securities to be offered have rendered a comment no longer applicable. To facilitate the staff's review, the staff's comments have been included in italics above the corresponding responses, and have been numbered to correspond to the paragraph numbers in the Commission's letter. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of Amendment No. 1 and capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in such amendment.

GENERAL COMMENTS

         1. Tell us whether your December 2004 private offering involved any entitlement to participate in a rights offering or the under-subscription to a rights offering. If so, it appears that you started the rights offering to the private placement participants in December. Tell us how it would be consistent with Section 5 of the Securities Act to complete that private rights offering via a registered offering.

         OmniCorder believes the rights offering did not commence with the December 2004 private placement. The only transaction which occurred in December 2004 was a private placement to certain existing shareholders involved with the company, in a so-called "pass the hat" round, of shares of preferred stock and warrants to purchase shares of common stock. At the closing of the December 2004 private placement, it had not been determined that a rights offering would in fact be made, and the terms of any such rights offering had not been established. As a result, OmniCorder did not offer, sell or distribute any rights to subscribe for shares of its capital stock in the December 2004 private placement.

         No special entitlement to participate in the rights offering was granted to the private placement investors or were such investors given rights affording them treatment which could in any way be deemed to be better than the treatment being given to the holders of the company's common stock.

         In fact, to avoid this very issue, the private placement investors who also held shares of common stock as of the record date were not permitted to participate in the rights offering unless the rights offering was under-subscribed. Additionally, the shares of Series A Preferred are not treated on a fully-diluted basis for purposes of the rights offering.

         2. Your disclosure indicates that the public rights offering and the private placement conducted in December 2004 were together a "total financing," and that the rights offering was "immediately" implemented following the December financing. Please supplementally provide us with your analysis as to why the public rights offering and the private offering in December 2004 should not be considered a single transaction for purposes of Section 5 of the Securities Act.

         The December 2004 private placement and the public rights offering should not be considered a single transaction for purposes of Section 5 of the Securities Act because the private placement was completed independent of and prior to the rights offering. As mentioned in our response to Comment 1 above, at the closing of the December 2004 private placement under Rule 506 of Regulation D, it had not been determined that a rights offering would in fact be made, and the terms of any such rights offering had not been established. Following the closing of the December 2004 private placement, OmniCorder's board of directors determined to commence a rights offering and filed a registration statement on Form SB-2 with the Commission in connection therewith. This is the situation contemplated by the wording in Rule 152, "although subsequently thereto the issuer decides to make a public offering and/or files a registration statement." OmniCorder believes that, in applying the SEC's five-factor test set forth in Securities Act Release No. 33-4552 (Nov. 6, 1962), the December 2004 private placement and the rights offering should be properly considered separate transactions for the following reasons:

          o Different class of securities. In the December 2004 private placement, OmniCorder offered for sale series A convertible preferred stock and warrants to purchase common stock, and no other rights. The shares of common stock into which the Series A Preferred are convertible and the warrants are exercisable are being registered under the alternative prospectus included in the Registration Statement. Those securities may not be convertible or exercisable, as the case may be, until registered. The terms of the Series A Preferred and warrants also included "full-ratchet" anti-dilution protection through December 31, 2005. In the rights offering, OmniCorder is distributing subscription rights to purchase shares of its Series B Preferred. No warrants are being offered in the rights offering. The terms of the Series B Preferred do not include the same anti-dilution protections. In addition, as stated above, there was no right granted to the private placement investors allowing them to participate in the rights offering in any way other than in the event that the rights offering was under-subscribed and only as a common stockholder.

          o Different plan of financing. The December 2004 private placement was completed with six accredited investors to stabilize OmniCorder at a time when it was undergoing a management change and new focus on its business plan. Later, when OmniCorder's directors evaluated available financing alternatives, the rights offering was determined to be the best approach. Similarly, in Verticom, Inc. (avail. February 12, 1986), the staff took a "no action" position on integration where the private placement to an accredited investor was part of the "venture financing phase," and the public offering was part of the "public financing phase," intended to finance the expansion of the company's business through access to the greater financial resources of the public capital markets.

          o Different time. The private placement was completed in December 2004, whereas the rights offering is not expected to begin until June 2005, six months later.

          o Different purpose. The December 2004 private placement was conducted because OmniCorder had an immediate need for working capital. By comparison, the rights offering is being conducted to raise growth capital for OmniCorder's business, including research and development and marketing.

          o Different investors. The pool of persons investing in the rights offering will be larger and less financially sophisticated than the six accredited investors who participated in the private placement, and unless the rights offering is under-subscribed, the list of investors in the December 2004 private placement will be completely different from the list of those who exercise their rights in the rights offering. Even if the rights offering is under-subscribed, the sophistication of the offerees in the rights offering is still likely to be significantly different from the list of investors in the December 2004 private placement.

               In Sonnenblick, Parker & Selvers (avail. January 1, 1986), rejecting a no-action request as to integration, the staff buttressed its five-factor analysis with the observation, "We also note that the offerees in the [private] offering are not limited to those possessing first-hand information with respect to the proposed venture who are providing capital for organization and preliminary operations." The staff has taken note and distinguished cases on the basis of the sophistication of the Regulation D offerees. See Black Box, Inc. (avail. June 26, 1990). In an older letter, for instance, Health Advancement, Inc. (avail. July 17, 1972), the staff agreed with counsel's argument that because the private investor was a "highly sophisticated institutional investor and [could] `fend for itself,'" it did not need the protection of the Securities Act. Again, in Vulture Petroleum Corporation (avail. February 2,
               1988), the staff was of the view that a proposed offering of common stock under Rule 506 did not need to be integrated with a later registered offering of common stock, where, according to counsel, the private offering was to be made "solely to certain of [Vulture Petroleum's] Directors and less than 35 other persons...."

               As stated before, the six accredited investors in the December 2004 private placement included three current OmniCorder directors and three large existing stockholders of OmniCorder, all of whom are highly sophisticated and closely follow the business and affairs of the company. It should be further noted that the pricing of the securities in the private placement was based on a 10% premium to the 30-day volume weighted average price of OmniCorder's common stock. This formula was taken from an alternative financing proposal offered by a mid-tier investment banking firm that had offered to place the company's securities in early 2004. The pricing of the securities in the December 2004 private placement - even though the investors were solely directors and existing stockholders - was based on an arm's-length negotiated formula.

          o Different terms and price. The price at which the shares of Series A Preferred were sold in the December 2004 private placement was $1.00 per share with a $1.10 conversion ratio. The price at which the shares of Series B Preferred will be sold in the rights offering will be $.88 per share, convertible on a one-for-one basis.

          o Use of the word "total." OmniCorder's use of the word "total" in the Registration Statement was intended to refer to the company's cumulative efforts to raise enough funds to operate and, with new management, to grow, and not to a single plan of financing or transaction or series of transactions aggregated as one. The word "total" has been removed.

         Based on the foregoing, we believe that OmniCorder's December 2004 private placement was valid and completed at closing, and should not be integrated with the later rights offering.

         3. We note that you conducted a conference call on January 28, 2005, one day after you filed your registration statement where, among other things, you discussed your projections for commercialization of your products within the next 12 - 18 months. Please supplementally provide us with a transcript of the conference call. If the call did include a discussion of your projections, please supplementally provide an analysis as to how the call was consistent with
Section 5 of the Securities Act. Refer to Securities Act Release No. 5180 (August 16, 1971).

         The conference call did not include a specific discussion of its commercialization goals on a forward-looking basis. OmniCorder was in "turnaround" mode at such time, and is still examining the levels of potential future sales. OmniCorder is cognizant of its responsibilities under Regulation FD, and is diligent about monitoring its communications in compliance with such regulation. At the staff's request, we are submitting herewith a transcript of the conference call for your review as supplemental information. In accordance with Rule 418(b), we respectfully request, on OmniCorder's behalf, that the transcript be returned to OmniCorder when the staff has completed its review of it.

FEE TABLE

         4. Because the subscription rights you are distributing involve an offering of convertible preferred stock, please revise the fee table to register the Series A convertible preferred stock in addition to the underlying common shares.

         OmniCorder has changed the securities underlying the subscription rights from Series A Preferred to Series B Preferred, and will revise the fee table to register the Series B Preferred in addition to the underlying shares of its common stock.

         5. Please revise footnote 1 to reflect the language of rule 416(a).

         OmniCorder has revised footnote 1 to reflect the language of Rule
416(a).

         6. Refer to footnote (3). Given that you are registering shares that underlie convertible securities, it appears that you should calculate the registration fee based on Rule 457(i) rather than Rule 457(c). Please revise or advise.

         OmniCorder has recalculated the registration fee for the securities underlying its convertible securities in accordance with Rule 457(i).

         7. Show us how you calculated the number of common shares that underlie the rights.

         In light of the changes in the terms of the offering, the Series B Preferred converts on a one-for-one basis into shares of common stock.

COVER PAGE

         8. Revise here and throughout your document to state more precisely the ratio of subscription rights to be distributed per number of common shares held.

         We have revised the cover page and the remainder of the Registration Statement to clarify that for every 7.53 shares of common stock owned on the record date, shareholders will receive 1 right to purchase 1 share of Series B Preferred, which is convertible into 1 share of common stock. The 1-for-7.53 ratio was determined based on OmniCorder's outstanding shares of common stock (29,951,107 shares and the number of subscription rights to be distributed (3,977,273 rights)).

         9. Disclose that your preferred stock can automatically convert to common stock.

         At the staff's request, OmniCorder has revised the cover page of the Registration Statement to clarify that the Series B Preferred can automatically convert into shares of common stock.

         10. Refer to your disclosure of the "conversion price of the preferred stock. Please clarify whether preferred shareholders must pay additional consideration to convert the preferred shares into common shares.

         At the staff's request, OmniCorder has revised the cover page of the Registration Statement to clarify that no additional consideration is required in order to convert the Series B Preferred into shares of common stock.

QUESTIONS AND ANSWERS ABOUT OMNICORDER TECHNOLOGY'S SUBSCRIPTION RIGHTS OFFERING
- PAGE 6

         11. With a view toward disclosure, tell us whether affiliates may participate in the rights offering. Tell us whether you believe affiliates' rights and underlying securities would be subject to the resale restrictions of Rule 144. Also tell us whether you believe that the recipients of rights transferred from affiliates would be receiving restricted securities.

         "Affiliates" (as defined in Rule 144(a)(1)) are permitted to participate in the rights offering to the extent they are common stockholders. The subscription rights, shares of Series B Preferred and underlying common stock may be sold by Affiliates, subject to the volume restrictions of Rule 144(e), but not the holding period restrictions (Rule 144(d)), since these securities are being registered under the Securities Act under the company's Registration Statement. Pursuant to the general terms of the rights offering, rights can be transferred by Affiliates, and recipients would receive registered, non-restricted securities. Disclosure has been added to reflect the foregoing. See page 9.

HOW LONG WILL THE SUBSCRIPTION RIGHTS OFFERING LAST? - PAGE 6

         12. We note that you may extend the expiration time of the rights offering in your discretion. Please revise to indicate the latest date to which the offering may be extended.

         OmniCorder has determined to eliminate the option to extend the expiration time of the rights offering. The Registration Statement has been amended accordingly.

         13. Please revise to indicate whether subscribers will be able to revoke their exercise in the event you extend the rights offering.

         Not applicable.

WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY SUBSCRIPTION RIGHTS? - PAGE 7

         14. The first sentence of this section states that unexercised subscription rights will be distributed to other security holders. However, it appears that you will have distributed all registered subscription rights immediately upon the record date, so it is unclear how you will have additional registered rights to distribute to other security holders upon the expiration of the rights offering. Please advise.

         OmniCorder has revised the Registration Statement to clarify that there is no second distribution of subscription rights. Each subscription right consists of a basic subscription right and an over-subscription right. The basic subscription right of each subscription right entitles shareholders to purchase one share of OmniCorder's Series B Preferred for $.88 per share. The over-subscription right of each subscription right entitles shareholders, if and when they fully exercise their basic subscription right, to subscribe for additional shares of Series B Preferred at the subscription price to the extent that other shareholders do not exercise their basic subscription rights in full. Shareholders may indicate their interest in exercising their over-subscription right by simply indicating on the subscription rights certificate how many additional shares they are interested in purchasing and by including the additional payment for such extra shares when they submit payment for the full exercise of their basic subscription right. If sufficient shares are available in the rights offering, OmniCorder will honor all over-subscription requests in full. If over-subscription requests exceed the number of shares available, OmniCorder will allocate the available shares among shareholders who over-subscribed on a pro rata basis in proportion to the total number of shares purchased by such over-subscribing shareholders through the exercise of their basic subscription rights. If an over-subscribing shareholder requests and pays for more shares than are allocated to such shareholder, OmniCorder will refund that overpayment, without interest, as soon as practicable.

         15. It appears that those to whom you will subsequently offer rights based on the unexercised initial rights will be participating in a different offering than the transaction you have currently registered. Investors in that second offering will be making investment decisions at a different time and under different circumstances than the recipients of the initial rights. At the time of that subsequent offering, you will need to provide more current material information, like the results of the initial rights offering. Please tell us:

          o Why you believe it is appropriate to register that second offering in this registration statement;

          o    Why you have not identified a second offering in the fee table;
               and

          o What subsection of Rule 415 permits you to register a delayed offering of rights.

         OmniCorder has revised the Registration Statement to clarify that it is conducting only one offering of subscription rights. See response to Comment 14 above.

         16. Clarify whether the purchasers in your December private placement will receive any rights if over-subscriptions from current common stockholders would result in the purchase of all of your offered preferred stock. If so, indicate how you will allocate remaining preferred shares between those who over-subscribed and those who purchased in your December 2004 private placement.

         Investors in OmniCorder's December 2004 private placement will only have the right to exercise over-subscription rights and their rights will be based on their ownership of common stock, not Series A Preferred. Such investors will have the ability to indicate their interest in exercising their over-subscription right by specifying how many shares they are interested in purchasing and by including payment for such shares when they submit their subscription rights certificate. Shares of Series B Preferred issuable upon the exercise of rights will be allocated among common stockholders and holders of Series A Preferred on a pro rata basis, based only on the number of shares of common stock held by all such shareholders.

WHAT IS THE BOARD OF DIRECTORS' RECOMMENDATION? - PAGE 10

         17. Clarify the extent of affiliates' participation in the December offering.

         OmniCorder has revised the Registration Statement in response to Comment 17 by including disclosure about affiliate participation in the section entitled "Certain Relationships and Related Transactions" on page 68.

MAY STOCKHOLDERS IN ALL STATES PARTICIPATE? - PAGE 10

         18. Clarify the states in which the offering may not occur and the percentage of your securities affected. Also, clarify the extent of your shares held subject to the restrictions in the last paragraph on page 75 and the "regulatory limitation" on page 76.

         Based on counsel's research, there is no state in which our rights offering may not occur. We have clarified the number of shares held subject to the restrictions and regulatory limitations described above by revising page 84 of the Registration Statement.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES? - PAGE 10

         19. Expand this section to indicate briefly the tax treatment upon the sale, exchange or other disposition of subscription rights or Series A convertible stock acquired upon the exercise of subscription rights.

         At the Staff's request, the Registration Statement has been revised to expand the tax discussion. See page 10.

IF THE RIGHTS OFFERING IS NOT COMPLETED? - PAGE 10

         20. Tell us the authority on which you rely for concluding that the 10-day period is consistent with the "prompt" return required by Rule 15c2-4.

         OmniCorder specifically states in the Registration Statement that, if the rights offering is terminated, it will take approximately two business days from the termination date to return subscription payments. The reference to the "10 business day period" is solely to inform investors that if they make their subscription payment by check, and that check has not cleared by the time the rights offering is terminated, then it could take longer (up to 10 business days) than the two business day return period to return those subscription funds because the company would have to wait until the funds cleared the subscription agent's bank before it could return the subscription payment. We believe the current disclosure is correct as provided.

         21. Clarify whether you will hold funds until all subscribers' payments have cleared. Instead, do you mean that you will return funds to each subscriber promptly after that individual's funds have cleared?

         The Registration Statement has been revised to provide that, if the rights offering is terminated, OmniCorder will promptly return funds to each subscriber after that individual's funds have cleared. OmniCorder will not hold all funds until all subscribers' payments have cleared before returning them. See page 10.

RISKS RELATING TO THE RIGHTS OFFERING - PAGE 15

You may not revoke your subscription rights exercise - Page 15

         22. Revise this risk factor to discuss the additional risk to subscribers resulting from the fact that you may decide to extend the exercise period.

         Not applicable.

Series A Convertible Preferred Stock - Page 63

         23. Refer to the 20-day period which will result in mandatory conversion. Clarify the effect of trading days in which no shares are sold. Also clarify the effect of such an event on the repricing element of the "anti-dilution provisions."

         In response to the Staff's comment, any day the OTC Bulletin Board -- the market in which OmniCorder's common stock is quoted -- is open for trading will be deemed a "trading day," notwithstanding a day of no trades. For purposes of the effect a no-volume trading day would have on the application of the "anti-dilution provisions," the closing price from the last active trading day preceding such day would be used for purposes of calculating the 10-day volume weighted average price. Disclosure to address the foregoing has been added to page 71.

Restrictions on Transfer - Page 65

         24. With a view toward clarified disclosure, tell us which securities received in this offering by non-affiliates may not be transferred absent registration.

         All securities received in the rights offering are being registered under the registration statement and therefore may be transferred. OmniCorder has eliminated this sentence from the Registration Statement with respect to such securities.

THE SUBSCRIPTION RIGHTS OFFERING - PAGE 70

General - Page 70

         25. Please explain, both here and in the summary, how you determined the ratio of one subscription right to be distributed per approximately eight shares of common stock.

         The Company has changed the ratio of subscription rights distributed per shares of common stock to 1 subscription right distributed per 7.53 shares of common stock. The ratio was determined because the company wanted to raise gross proceeds of $3,500,000 and issue 3,977,273 shares of preferred stock

Unexercised Subscription Rights - Page 70

         26. Please expand your disclosure to explain more fully the operation of the over-subscription rights. For instance, indicate:

          o Whether over-subscribers will be able to revoke the exercise of over-subscription rights;

          o When over-subscribers will be required to pay for their exercise of over-subscribed rights;

          o When over-subscribers will learn the number of preferred shares they have been allocated; and

          o Whether they will be entitled to interest on excess payments for any over-subscription allocation.

         At the staff's request, OmniCorder has revised the Registration Statement to include expanded and clarified disclosure regarding each of the items listed above. See page 78.

         27. Please identify the third parties to whom you may offer subscription rights in the event the rights are under-subscribed. Also indicate the circumstances in which you would choose to offer the rights to third parties.

         OmniCorder has changed the terms of the rights offering to provide that no third parties may be offered subscription rights in the event the offering is under-subscribed. See page 78.

Issuance of Series A - Page 76

         28. Please clarify why you are issuing common stock upon the termination of the offering period. On page 75, you imply that no securities will be issued upon the termination of the offering period. Also, it appears that the rights are exercisable for preferred stock.

         OmniCorder is not issuing common stock upon the expiration of the rights offering. The language in the first paragraph of this section specifically states that Series B Preferred (was Series A Preferred) will be issued upon the exercise of subscription rights, and that such shares of preferred stock will be issued to subscribers in the same form (certificated or book-entry) as the shares of common stock held by such subscriber. We have revised the last sentence of paragraph two of this section to clarify that the subscription rights are exercisable for Series B Preferred, and not common stock. See page 84.

Material Income Tax Consequences - Page 77

         29. Here and in your summary, revise to state unequivocally the tax consequences, not simply what the tax consequences "generally" will be, or what you intend them to be. If you cannot state what the tax consequences are:

          o    Disclose the reasons for and degree of uncertainty;

          o Describe the potential tax consequences if your expectations prove to be incorrect; and

          o    Include appropriate risk factors.

         As requested by the Staff, OmniCorder has revised the Registration Statement to state the tax consequences.

         30. We note your disclosure that you will not obtain an opinion from legal counsel concerning the tax consequences of the subscription rights offering. Please provide a tax opinion or explain why an opinion is not required. Refer to Item 601(b)(8) of Regulation S-B.

         OmniCorder will not be obtaining an opinion from legal counsel concerning the tax consequences of the subscription rights offering. OmniCorder notes that several recent rights offerings registered with the Commission did not include tax opinions, including an offering recently filed by Dreams, Inc., which is also represented by OmniCorder's legal counsel, Greenberg Traurig, LLP. Furthermore, OmniCorder does not believe Securities Act Industry Guide 5 applies to its offering, since those rules principally apply to partnerships and real estate investment trusts.

         31. Please clarify how investors are to determine the fair market value of their subscription rights.

         The fair market value of the subscription rights will be determinable by stockholders.

Plan of Distribution - Page 79

         32. We note your disclosure that some of your employees may "solicit responses" from shareholders in connection with the offering. Please revise to identify these persons in the prospectus. Also tell us whether these persons will register as broker-dealers pursuant to Section 15 of the Exchange Act or supplementally provide us with a detailed analysis of why they are exempt from registration.

         In response to the concerns of the Commission, no employees will "solicit responses" from shareholders in connection with the offering. This earlier disclosure has been eliminated.

Second Prospectus - Page SS-1

         33. Please expand this document to include all information required in a prospectus filed in a Form SB-2. Also, ensure that material information in the second prospectus is not obscured by information that is material only to the rights offering.

         OmniCorder has revised the alternative prospectus to include all information required in a prospectus filed in a Form SB-2. The alternative prospectus has been prepared with a view to ensuring that material information is not obscured by information that is material only to the rights offering. See pages beginning at SS-1.

Exhibit 5.1

         34. Please note that counsel must also opine that the subscription rights are binding obligations of OmniCorder Technologies under the state contract law that governs the rights.

         This firm, as counsel to OmniCorder, has revised its opinion to address the binding nature of the subscription rights.

         35. We note that counsel's opinion is qualified by reference to both the description in the registration statement and the resolutions of the Board. With a view toward disclosure and a clarified option, please tell us what elements of the Board resolutions are not included in the prospectus. If none, please tell us why both qualifications are necessary.

         OmniCorder's counsel has revised its opinion to limit the qualification to which its opinion is subject solely to the description in the registration statement.

         36. Please provide the exhibit and consent required by Rule 436 regarding the reference to your counsel's opinion on page 46.

         OmniCorder has provided the exhibit and consent required by Rule 486, as requested by the Staff.

CLOSING COMMENTS

         Three courtesy copies of this letter and Amendment No. 1 (as marked), together with all exhibits and supplemental information, are being concurrently provided directly to the staff for its convenience (attention: Mary Beth Breslin, Esq.) in the review of the foregoing documents.

         Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Spencer G. Feldman (212-801-9221) or Richard M. Rosier of this office (212-801-6849).

                                               Very truly yours,

                                               /s/ Spencer G. Feldman

                                               Spencer G. Feldman

Enclosures

cc:      Russell Mancuso, Esq.
         Branch Chief, Division of Corporation Finance

         Mary Beth Breslin, Esq.
         Staff Attorney, Division of Corporation Finance

         Mr. Denis A. O'Connor Ms. Anne Marie Fields Ms. Sharon Dauk